EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2000	1999	1998
	(Dollars in thousands)

Basic
Average shares outstanding	1,277,562 ========	1,334,299 ========	1,532,910 ========
Net income	$1,320,169 ========	$1,644,764 ========	$1,064,463 ========
Basic earnings per share	$ 1.03 ========	$ 1.23 ========	$ 0.69 ========

Diluted
Average shares outstanding	1,277,562	1,334,299	1,532,910

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	13,496	31,793	51,563

Total	1,291,058	1,366,092	1,584,473
Net income	$1,320,169 ========	$1,644,764 ========	$1,064,463 ========
Diluted earnings per share	$ 1.02 ========	$ 1.20 ========	$ 0.67 ========